Exhibit 99.1

News Release
FOR IMMEDIATE RELEASE

Broadway Financial Corporation Announces Results for 3rd Quarter 2020

LOS ANGELES, CA – (BUSINESS WIRE) – November 10, 2020 – Broadway Financial Corporation (the “Company”) (The Nasdaq Stock Market LLC: BYFC), parent company of Broadway Federal Bank, f.s.b. (the “Bank”), today reported a net loss of $244 thousand, or ($0.01) per diluted share, for the third quarter of 2020, compared to a net loss of $279 thousand, or ($0.01) per diluted share, for the third quarter of 2019.

During the third quarter of 2020, the Bank increased net interest income after loan loss provision by $1 million because of growth in the loan portfolio, a decrease in the cost of funds and a decrease in loan loss provision.  The growth in net interest income was more than offset by an increase in non-interest expense of $588 thousand, a decrease in non-interest income of $138 thousand, and an increase in income tax expense of $271 thousand.  During the quarter, professional services expense increased to $840 thousand, of which $595 thousand was associated with the pending merger with CFBanc Corporation.  As certain merger-related expenses are non-deductible, income tax expense was higher than expected by $167 thousand during the third quarter.

For the nine months ended September 30, 2020, the Company reported a net loss of $61 thousand, or ($0.00) per diluted share, compared to a net loss of $137 thousand, or ($0.01) per diluted share, for the nine months ended September 30, 2019.  The loss during the nine months ended September 30, 2020 was primarily due to merger-related expenses of $718 thousand, as well as $210 thousand of expenses incurred to respond to actions by a former stockholder.  During the nine months ended September 30, 2020, the Company increased net interest income before loan loss provision (recapture) by $1.6 million compared to the same period of 2019 because of growth in the loan portfolio and a decrease in the cost of funds.  These increases were partially offset by a loan loss provision of $29 thousand recorded during the nine months ended September 30, 2020 compared to a loan loss recapture of $301 thousand recorded during the same period of 2019.  Also, there was no grant income in the nine months ended September 30, 2020 but the Bank received a grant of $233 thousand from the U.S. Department of the Treasury’s Community Development Financial Institution (“CDFI”) Fund during the nine months ended September 30, 2019.  During the nine months ended September 30, 2020, there was an income tax credit adjustment of $273 thousand due to a tax settlement with the California Franchise Tax Board, which more than offset the additional tax expense associated with the non-deductible merger costs.

Chief Executive Officer, Wayne Bradshaw, commented, “During the third quarter, we announced the execution of a definitive agreement to combine with CFBanc Corporation, parent of City First Bank of D.C., in a merger of equals transaction that will create the largest Black-led Minority Depository Institution in the United States with pro forma assets of approximately $900 million.  This pending transaction will bring together two organizations with a shared mission to serve low-to-moderate income communities, and significantly accelerate Broadway’s plans to achieve profitable economies of scale.  In addition, the merger is expected to lower Broadway’s cost of funds, expand the Bank’s product lines, and reduce loan concentration levels that have persistently compelled Broadway to sell loans over the past seven years, including $77.4 million of loans this year.”

“The financial impact of the merger on Broadway’s results for the third quarter was manifested in significantly higher fees for legal and financial advisory services, which totaled $595 thousand for the quarter, and higher income tax expense because of the non-deductible nature of certain merger costs.  These non-recurring expenses offset the strong performance by the Bank, which increased its net interest margin by 49 basis points and total net interest income by $985 thousand, or 41%, compared to the comparable quarter in 2019, while maintaining pristine asset quality.  As of the end of the quarter, Broadway had only two delinquent loans, totaling $84 thousand, and had not received any requests for loan modifications.”

“I wish to express my profound gratitude to all our employees who have raised their performance to meet the extra challenges created by the COVID-19 Pandemic and the expanded responsibilities related to the merger.  Despite these challenges, Broadway’s employees have demonstrated remarkable efficiency and perseverance in providing best-in-class service to our customers and implementing the Bank’s plans to reduce costs and improve profitability.  We remain focused on serving the needs of low-to-moderate income communities in Southern California, many of which have suffered disproportionately during these tumultuous times.”

COVID-19 Pandemic Impact

Since early March, the effects from the spread of the COVID-19 virus have permeated virtually every aspect of society and required management to quickly plan and implement multiple changes to Broadway’s operations to protect the health and welfare of the Bank’s employees and customers, while minimizing disruptions to the Bank’s ability to provide essential services.  These changes were based on guidance from various governmental entities, including the Center for Disease Control and Prevention.  Among the changes that the Bank implemented were the following: more intensive cleaning and maintenance of the branches, distribution of personal protection equipment to employees, creation of safe distancing measures within the branches and all work areas, guidance to all employees regarding other safe practices, amended benefit policies to ease the burden on employees with children at home, or those experiencing symptoms of disease, development of plans for certain employees or departments to work from home, and the creation of contingency plans for potential further changes to operations.  To date, Broadway has not implemented layoffs or furloughs of any employees.

In addition, Broadway has developed plans and policies for providing financial relief to borrowers that may experience difficulties in meeting the terms of their loans, performed updated stress tests of the Bank’s loan portfolio using new assumptions reflecting potential significant impacts of the COVID-19 Pandemic and related governmental stay-at-home orders, created contingency plans to respond if various aspects of the credit markets cease to operate in a normal manner, and implemented new lending guidelines that are designed to moderate the Bank’s loan concentration and enhance liquidity.  Management has been in regular communication with the Bank’s regulator regarding these new plans and policies.

To date, the Bank has had no delinquencies related to COVID-19 and has not received any requests for loan modifications.

Broadway decided not to participate in the Small Business Administration’s (“SBA”) Paycheck Protection Program (“PPP”) because management believes that it is more important and appropriate to maintain the Bank’s focus on existing clients, markets, and loan products.  In addition, the Bank has historically not offered SBA loans and has not had a significant client base or portfolio of commercial and industrial loans, for which the PPP would have represented a product line extension.  Instead, management has been focused on selective originations of multi-family residential and commercial real estate loans, and sales of the Bank’s portfolio of loans receivable held for sale, which will moderate the Bank’s loan concentration and enhance liquidity.  Year to date during 2020, the Bank has sold $77.4 million of loans at a cumulative profit of $199 thousand.

Net Interest Income

Net interest income for the third quarter of 2020 totaled $3.4 million, compared to $2.4 million for the third quarter of 2019.  The increase primarily resulted from an increase in interest income of $559 thousand due to higher interest income and fees on loans receivable of $707 thousand, partially offset by lower interest income on securities and other investments of $148 thousand.  Also, interest expense decreased by $426 thousand due to lower interest expense on deposits of $474 thousand, partially offset by higher interest expense on borrowings of $48 thousand.  Average interest-earning assets increased by $68.9 million during the third quarter of 2020 compared to the third quarter of the prior year, and the net interest margin increased by 49 basis points to 2.82% for the third quarter of 2020 compared to 2.33% for the third quarter of 2019.

Interest income and fees on loans receivable increased by $707 thousand to $4.4 million for the third quarter of 2020, from $3.7 million for the third quarter of 2019 due to an increase of $54.4 million in the average balance of loans receivable (including loans held for sale), which increased interest income by $566 thousand and an increase of 14 basis points in the average yield on loans, which increased interest income by $141 thousand.

Interest income on securities decreased by $31 thousand for the third quarter of 2020, compared to the third quarter of 2019.  The decrease in interest income on securities primarily resulted from a decrease of $3.7 million in the average balance of securities, which decreased interest income by $22 thousand and a decrease of 28 basis points in the average interest rate earned on securities, which decreased interest income by $9 thousand.

Other interest income decreased by $117 thousand for the third quarter of 2020, compared to the third quarter of 2019.  The decrease was primarily due to a decrease of 198 basis points in the average rate earned on interest-bearing deposits in other banks, which decreased interest income by $171 thousand, partially offset by an increase of $17.5 million in the average balance of interest-bearing deposits in other banks, which increased interest income by $61 thousand.  In addition, there was a decrease of $7 thousand in dividends earned on Federal Home Loan Bank (“FHLB”) stock during the third quarter of 2020, compared to the third quarter of 2019 due to a decrease of 200 basis points in the average rate paid on the FHLB stock, offset by a higher average balance of FHLB stock of $670 thousand.

Interest expense on deposits decreased by $474 thousand for the third quarter of 2020, compared to the third quarter of 2019.  The $474 thousand decrease was attributable to lower rates paid on all deposit types, including certificates of deposits, money market accounts, and savings accounts, which lowered interest expense by $357 thousand and a decrease of $38.5 million in the average balance of certificates of deposit, which decreased interest expense on certificates of deposit by $177 thousand, offset by an increase in the average balance of non-maturity deposits of $67.6 million, which increased interest expense by $60 thousand.

Interest expense on borrowings increased by $48 thousand for the third quarter of 2020, compared to the third quarter of 2019.  The higher interest expense on borrowings reflected a net increase of $39.5 million in average borrowings, due to an increase of $40.5 million in the average balance of FHLB advances, partially offset by a decrease of $1.0 million in the average balance of the Company’s junior subordinated debentures.  The higher average borrowings increased interest expense by $196 thousand, which was partially offset by a decrease of 70 basis points in the overall cost of borrowings, which decreased interest expense by $148 thousand.

For the nine months ended September 30, 2020, net interest income increased by $1.6 million to $9.3 million.  The increase in net interest income primarily resulted from an increase in interest income on loans receivable of $1.5 million, partially offset by lower interest income on securities and other investments of $299 thousand.  Interest expense decreased by $399 thousand due to a decrease in the cost of deposits of $576 thousand, which was partially offset by an increase in borrowing costs, which increased interest expense by $177 thousand.

Interest income and fees on loans receivable increased by over $1.5 million during the nine months ended September 30, 2020 due to an increase of $57.5 million in the average balance of loans receivable (including loans held for sale), which increased interest income by $1.7 million, partially offset by a decrease of 8 basis points in loan yield, which decreased interest income by $227 thousand.

Interest income on securities decreased by $89 thousand for the nine months ended September 30, 2020, compared to the same period of 2019.  The decrease in interest income on securities primarily resulted from a decrease of $3.7 million in the average balance of securities, which decreased interest income by $70 thousand, and a decrease of 20 basis points in the average interest rate earned on securities, which decreased interest income by $19 thousand.

Other interest income decreased by $210 thousand for the nine months ended September 30, 2020 compared to the same period of 2019.  The decrease was primarily due to a decrease of 183 basis points in the average rate earned on interest-bearing deposits in other banks, which decreased interest income by $374 thousand, partially offset by an increase of $17.7 million in the average balance of interest-earning deposits in other banks, which increased interest income by $189 thousand.  In addition, there was a decrease of $25 thousand in dividends earned on FHLB stock during the nine months ended September 30, 2020, compared to the same period of 2019.

During the nine months ended September 30, 2020, interest expense on deposits decreased by $576 thousand due to a decrease of 39 basis points in the average rates paid on all deposit types, which caused interest expense on deposits to decrease by $547 thousand.  In addition, the average balance of certificates of deposit declined by $12.6 million, which caused an additional decrease of $187 thousand in interest expense on deposits.  These decreases were partially offset by an increase of $46.2 million in the average balance of non-maturity deposits, which caused interest expense to increase by $158 thousand.

During the nine months ended September 30, 2020, interest expense on borrowings increased by $177 thousand, compared to the nine months ended September 30, 2019.  The higher interest expense on borrowings reflected a net increase of $37.5 million in average borrowings, due to an increase of $38.4 million in the average balance of FHLB advances, offset by a decrease of $957 thousand in the average balance of the Company’s junior subordinated debentures.  The increase in average borrowings increased interest expense by $544 thousand, which was partially offset by a decrease of 47 basis points in the overall cost of borrowings, which decreased interest expense by $367 thousand.

The net interest margin increased by 8 basis points to 2.57% for the nine months ended September 30, 2020 from 2.49% for the same period in 2019, primarily due to lower average rates paid on all deposit types.

Loan Loss Provision/Recapture

As a small banking institution, Broadway is not required to adopt the CECL accounting standard until 2023; consequently, the Bank’s allowance for loan and lease losses (“ALLL”) is based on evidence available at the date of preparation of its financial statements, rather than projections of future economic conditions over the life of the loans.  In determining the adequacy of the ALLL within the context of the current uncertainties posed by the COVID-19 Pandemic, management has considered the historical and current performance of the Bank’s portfolio, as well as various measures of the quality and safety of the portfolio, such as debt servicing and loan-to-value ratios.  As of September 30, 2020, the Bank had two delinquencies, which were single-family resident loans that totaled $84 thousand.  Management is continuing to monitor the loan portfolio and regularly communicating with borrowers to determine the continuing adequacy of the ALLL.

The Bank did not record any loan loss provision or recapture during the third quarter of 2020 but recorded a loan loss provision of $29 thousand during the nine months ended September 30, 2020 for economic uncertainties related to the COVID-19 Pandemic.  During the nine months ended September 30, 2020, the Bank recorded a loan loss recovery of $4 thousand.  At September 30, 2020, the Bank maintained its ALLL at $3.2 million, despite a net decrease of $36 million in the gross loans held for investment portfolio during the nine months ended September 30, 2020.  No loan charge-offs were recorded during the third quarter and the nine months of 2020.

The Bank recorded a loan loss provision of $47 thousand and loan loss provision recaptures of $301 thousand during the third quarter and nine months ended September 30, 2019.  Cash recoveries of $190 thousand were recorded during the nine months ended September 30, 2019.  No loan charge-offs were recorded during the third quarter or the nine months ended September 30, 2019.

At September 30, 2020, the ALLL was $3.2 million, or 0.88% of our gross loans held for investment compared to $3.2 million, or 0.79% at December 31, 2019.  The ALLL was 392.1% of total non-performing loans at September 30, 2020 compared to 750.5% at December 31, 2019.  The Bank’s total non-performing assets were $820 thousand at September 30, 2020, consisting of two church loans and one single-family loan, compared to $424 thousand at December 31, 2019, consisting of one church loan and one single-family loan.  The Bank has not had any real estate owned from foreclosures (“REO”) since the sale of a single REO property in April 2019.

Non-interest Income

Non-interest income for the third quarter of 2020 totaled $206 thousand compared to $344 thousand for the third quarter of 2019.  Non-interest income decreased by $138 thousand, primarily due to lower gain on sale of loans of $128 thousand.  Also, other components of non-interest income had a net decrease of $10 thousand during the third quarter of 2020 compared to the third quarter of 2019.

For the nine months ended September 30, 2020, non-interest income totaled $645 thousand compared to $859 thousand for the same period one year ago.  The decrease of $214 thousand in non-interest income was primarily due to a grant of $233 thousand from the CDFI Fund received during the first quarter of 2019, partly offset by a net increase in other components of non-interest income of $19 thousand during the nine months ended September 30, 2020 compared to the same period of 2019.

Non-interest Expense

Non-interest expense for the third quarter of 2020 totaled $3.7 million, compared to $3.1 million for the third quarter of 2019.  The increase of $588 thousand in non-interest expense during the third quarter of 2020 compared to the same quarter of 2019 was primarily due to an increase of $505 thousand in professional services expense, and to a lesser extent, increases of $33 thousand in compensation and benefits expense, $25 thousand in office services and supplies expense, $11 thousand in information services expense, and $41 thousand in various other non-interest expense items, primarily higher FDIC insurance expense.  These increases were partially offset by decreases of $10 thousand in amortization of investment in affordable housing limited partnership and $17 thousand in loan related expenses.

The increase of $505 thousand in professional services expense was due to increases of $439 thousand of legal fees and $156 thousand of financial advisory and consulting fees related to the pending merger with CFBanc Corporation, parent of City First Bank, and legal and consulting fees of $10 thousand incurred to respond to activities conducted by a former stockholder against the Company.  The activities and related litigation were subsequently withdrawn by the former stockholder early in the third quarter of 2020.  These increases in professional services expense were partially offset by a decrease of $128 thousand in legal fees related to matters other than the merger or stockholder activities and a decrease of $2 thousand in audit fees.

For the nine months ended September 30, 2020, non-interest expense totaled $10.3 million, compared to $9.2 million for the same period a year ago.  The increase of $1.1 million in non-interest expense was primarily due to increases of $766 thousand in professional services expense and $314 thousand in compensation and benefits expense.

The increase of $766 thousand in professional services expense was primarily due to an increase of $582 thousand in legal fees, of which $470 thousand was related to the pending merger with CFBanc Corporation, and $210 thousand related to legal expenses incurred to respond to activities conducted by a former stockholder against the Company, offset by a decrease of $98 thousand in legal fees related to other matters.  Also, financial advisory and consulting services fees increased by $300 thousand during the nine months ended September 30, 2020 compared to the same period a year ago due primarily to $248 thousand of expenses related to the pending merger.  These increases were offset by a decrease of $116 thousand in outsourced audit fees.

The increase of $314 thousand in compensation and benefits expense was primarily due to increases in salary costs of $265 thousand, increases in compensated vacation expense of $44 thousand, and lower deferred loan origination costs of $68 thousand because there were fewer multi-family loans originated for the loans receivable held for investment portfolio during 2020 compared to 2019.  These increases were offset by lower employee stock compensation costs of $32 thousand and lower temporary help expense of $29 thousand.

Income Taxes

Income tax expense or benefit is computed by applying the statutory federal income tax rate of 21% and the California income tax rate of 10.84% to taxable income or loss.  The Company recorded income tax expense of $95 thousand and income tax benefits of $300 thousand for the three and nine months ended September 30, 2020, respectively, compared to income tax benefits of $176 thousand and $262 thousand for the three and nine months ended September 30, 2019, respectively.  The increase in income tax expense during the third quarter of 2020 was primarily due to non-deductible merger related expenses.  The income tax benefit recorded during the nine months ended September 30, 2020 was primarily due to a tax credit adjustment of $273 thousand upon the resolution of an outstanding audit issue with the California Franchise Tax Board for tax years 2009 to 2013, partially offset by the additional tax expense associated with the non-deductible merger related expenses.  In addition, the Company recorded low-income housing tax credits of $29 thousand and $87 thousand during the third quarter and nine months ended September 30, 2020, compared to $50 thousand and $149 thousand during the third quarter and nine months ended September 30, 2019.  The Company had no valuation allowance on its deferred tax assets, which totaled $5.3 million at September 30, 2020 and $5.2 million at December 31, 2019.

Balance Sheet Summary

Total assets increased by $58.8 million to $499.2 million at September 30, 2020 from $440.4 million at December 31, 2019.  The increase in total assets was comprised of an increase of $54.2 million in cash and cash equivalents, an increase of $40.7 million in loans receivable held for sale and an increase of $670 thousand in FHLB stock.  These increases were offset by a decrease of $36 million in loans held for investment and a net decrease of $634 thousand in securities available-for-sale.

Loans receivable held for sale totaled $40.7 million at September 30, 2020.  There were no loans held for sale as of December 31, 2019.  During the nine months ended September 30, 2020, the Bank originated $118.6 million of multi-family loans for sale and sold $77.4 million of loans held for sale for a gain of $199 thousand.  Repayments of loans receivable held for sale totaled $529 thousand during the nine months ended September 30, 2020.

Loans receivable held for investment, net of the allowance for loan losses, totaled $361.8 million at September 30, 2020, compared to $397.8 million at December 31, 2019.  During the nine months ended September 30, 2020, the Bank originated $6.2 million in commercial real estate loans, $2.6 million in multi-family loans and $728 thousand in construction loans for the loans held-for-investment portfolio.  Net repayments of loans receivable held for investment during the nine months ended September 30, 2020 totaled $45.5 million.

Deposits increased to $325.3 million at September 30, 2020 from $297.7 million at December 31, 2019, which consisted primarily of an increase of $70.1 million in liquid deposits (NOW, demand, money market and passbook accounts), offset by a net decrease of $24.5 million in CDARS, $9.9 million in deposits gathered from a deposit listing service and $8.1 million in certificates of deposit.  One customer transferred $21.5 million in deposits from two-way CDARS to money market accounts during the nine months ended September 30, 2020.

FHLB advances increased to $115.5 million at September 30, 2020 from $84.0 million at December 31, 2019 as the Bank took on additional advances to fund new loans.  The weighted average rate on FHLB advances decreased to 1.85% at September 30, 2020 compared to 2.32% at December 31, 2019.

Stockholders' equity was $49.4 million, or 9.89% of the Company’s total assets, at September 30, 2020, compared to $48.8 million, or 11.09% of the Company’s total assets at December 31, 2019.  The Company’s book value was $1.76 per share as of September 30, 2020, compared to $1.75 per share as of December 31, 2019.

At September 30, 2020, the Bank’s Total Capital ratio was 18.10% and its Leverage ratio (Tier 1 Capital to adjusted total assets) was 9.84%, compared to a Total Capital ratio of 18.29% and a Leverage ratio of 11.56% at December 31, 2019.

About Broadway Financial Corporation

Broadway Financial Corporation conducts its operations through its wholly-owned subsidiary, Broadway Federal Bank, f.s.b., which is the leading community-oriented savings bank in Southern California serving low-to-moderate income communities.  We offer a variety of residential and commercial real estate loan products for consumers, businesses, and non-profit organizations, other loan products, and a variety of deposit products, including checking, savings and money market accounts, certificates of deposit and retirement accounts.  The Bank operates three full-service branches, two in the city of Los Angeles, and one located in the nearby city of Inglewood, California.

Shareholders, analysts and others seeking information about the Company are invited to write to:  Broadway Financial Corporation, Investor Relations, 5055 Wilshire Blvd., Suite 500, Los Angeles, CA 90036, or visit our website at www.broadwayfederalbank.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based upon our management’s current expectations and involve risks and uncertainties.  Actual results or performance may differ materially from those suggested, expressed, or implied by the forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, the COVID-19 Pandemic, the real estate market, competitive conditions in the business and geographic areas in which the Company conducts its operations, regulatory actions or changes, and other risks detailed in the Company’s reports filed with the Securities and Exchange Commission, including the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.  In addition, there are a number of risks and uncertainties related to the pending merger of equals with CFBanc Corporation that could adversely impact the Company, including the occurrence of an event, change or other circumstance that could give rise to the right of one or both parties to terminate the definitive merger agreement, delays in completing the merger, the failure to obtain necessary regulatory or stockholder approvals, the possibility that the merger may be more expensive to complete than anticipated, effects from the diversion of management’s attention from ongoing business operations, potential adverse reactions from the Company’s employee and customers to the announcement of the merger, and difficulties in integrating the operations of the two organizations after completion of the Merger.  The Company undertakes no obligation to revise any forward-looking statement to reflect any future events or circumstances, except to the extent required by law.

Additional Information and Where to Find it

This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between Broadway Financial Corporation (“Broadway”) and CFBanc Corporation (“CityFirst”).  In connection with the proposed transaction, Broadway intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Broadway and CityFirst and a prospectus of Broadway.  Broadway also plans to file other relevant documents with the SEC regarding the proposed transaction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.  Any definitive joint proxy statement of CityFirst and Broadway and prospectus of Broadway (if and when available) will be mailed to stockholders of Broadway and CityFirst.  INVESTORS AND SECURITY HOLDERS OF BROADWAY AND CITYFIRST ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Broadway and CityFirst, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadway will also be available free of charge on Broadway’s website at https://www.broadwayfederalbank.com/financial-highlights.

Certain Information Concerning Participants

Broadway, CityFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of Broadway is set forth in Broadway’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on May 20, 2020.  Information about the directors and executive officers of CityFirst will be set forth in the joint proxy statement/prospectus.  These documents, when available, can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Broadway using the sources indicated above.

SOURCE:  Broadway Financial Corporation

Contact:	Brenda J. Battey, Chief Financial Officer, (323) 556-3264; or investor.relations@broadwayfederalbank.com

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY
Selected Financial Data and Ratios (Unaudited)
(Dollars in thousands, except per share data)

	September 30, 2020	December 31, 2019
Selected Financial Condition Data and Ratios:
Cash and cash equivalents	$69,716	$15,566
Securities available-for-sale, at fair value	10,372	11,006
Loans receivable held for sale	40,653	-
Loans receivable held for investment	365,008	401,029
Allowance for loan losses	(3,215)	(3,182)
Loans receivable held for investment, net of allowance	361,793	397,847
Total assets	499,217	440,369
Deposits	325,336	297,724
FHLB advances	115,500	84,000
Junior subordinated debentures	3,570	4,335
Total stockholders' equity	49,366	48,848

Book value per share	$1.76	$1.75
Equity to total assets	9.89%	11.09%

Asset Quality Ratios:
Non-accrual loans to total loans	0.20%	0.11%
Non-performing assets to total assets	0.16%	0.10%
Allowance for loan losses to total gross loans	0.88%	0.79%
Allowance for loan losses to non-performing loans	392.07%	750.47%

Non-Performing Assets:
Non-accrual loans	$820	$424
Loans delinquent 90 days or more and still accruing	-	-
Real estate acquired through foreclosure	-	-
Total non-performing assets	$820	$424

Delinquent loans (including less than 30 days delinquent)	$84	$18

	Three Months Ended September 30,				Nine Months Ended September 30,
Selected Operating Data and Ratios:	2020		2019		2020		2019
Interest income	$4,574		$4,015		$13,713		$12,473
Interest expense	1,197		1,623		4,407		4,806
Net interest income	3,377		2,392		9,306		7,667
Loan loss provision (recapture)	-		47		29		(301)
Net interest income after loan loss provision (recapture)	3,377		2,345		9,277		7,968
Non-interest income	206		344		645		859
Non-interest expense	(3,732)		(3,144)		(10,283)		(9,226)
(Loss) income before income taxes	(149)		(455)		(361)		(399)
Income tax benefit	95		(176)		(300)		(262)
Net income (loss)	$(244)		$(279)		$(61)		$(137)

Earnings per common share-diluted	$(0.01)		$(0.01)		$-		$(0.01)

Loan originations (1)	$12,645		$22,507		$128,185		$59,772

Net recoveries to average loans	(0.00)%	(2)	(0.00)%	(2)	(0.00)%	(2)	(0.07)%	(2)
Return on average assets	-0.20%	(2)	-0.26%	(2)	-0.02%	(2)	-0.04%	(2)
Return on average equity	-1.96%	(2)	-2.28%	(2)	-0.17%	(2)	-0.37%	(2)
Net interest margin	2.82%	(2)	2.33%	(2)	2.57%	(2)	2.49%	(2)

(1)	Does not include net deferred origination costs.
(2)	Annualized